JA Energy
                          4800 W. Dewey Drive
                         Las Vegas, NV  89118
                       Telephone: (702) 358-8775

December 8, 2010

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hagen J. Ganem, Staff Attorney

Re:    JA Energy
       Amendment No. 2 to Form S-1
       Filed November 30, 2010
       File No.:  333-169485

Dear Mr. Ganem:

On behalf of JA Energy (the "Company"), we are hereby responding to the letter, dated December 6, 2010 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-169485) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 2 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

General
-------

1. In your response to each of the comments below, to the extent that you change or otherwise revise disclosure in your filing, please provide us with the page number on which the revised disclosure appears.

Response: We respectfully note the Staff's comment. This was an oversight on our part, and we shall provide the Staff with the page number on which the revised disclosure appears.




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Prospectus Summary, page 3
--------------------------

About Us, page 6
----------------

2. Please update your disclosure to describe your proposed business in light of the changes you have made elsewhere in the prospectus. The existing disclosure suggests that your business is the commercial production of ethanol.

Response: On page 6, the second paragraph, we have updated our disclosure to describe our proposed business.


Risk Factors, page 10
---------------------

3. The risks set forth in risk factors 8 to 12, inclusive, apply to companies engaged in the commercial production of ethanol. In light of your revised disclosure elsewhere in the prospectus that this is not your business, please eliminate these risk factors.

Response:  We have eliminated risk factors 8-12.


Management's Discussion and Analysis..., page 23
------------------------------------------------

Overview, page 23
-----------------

4. Please update your disclosure to describe your proposed business in light of the changes you have made elsewhere in the prospectus. The existing disclosure suggests that your business is the production of ethanol.

Response: We have updated our disclosure to describe our proposed business, under "Overview," on page 23 of our marked copy.


Business Description, page 26
-----------------------------

5. We note your response to comment seven in our letter dated November 10, 2010. Please revise your disclosure in the last paragraph on page 26 to clarify whether your estimated total operating costs to produce one gallon of ethanol include the necessary energy and water inputs.




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


Response: We have added disclosure in the last paragraph of the marked copy on Page 26 that all costs include the necessary energy and water inputs. We added, "this estimated operating cost to produce one gallon of ethanol includes the necessary energy and water inputs. The energy cost savings associated with the MDU is derived from a design methodology to introduce distillate into the still area. This method of heating and the redirection of the waste heat into heat exchangers reduces the energy costs, which increase the effectiveness of the distillation process."


6. We note your response to comment eight in our letter dated November 10, 2010. Your revised disclosure that you will organize and manage farm cooperatives is insufficient. Please expand your disclosure to describe in detail the arrangements that you plan to enter into with farmers pursuant to which they will raise, harvest, and condense the artichokes for shipping, and clarify what involvement, if any, you plan to have in the foregoing activities. For example, please explain how the farm cooperatives will be organized and how you will interact with and manage them. What will be the legal relationship between you and the cooperatives? Will you participate directly in the management of the cooperatives? What is the projected timetable for the establishment of the cooperatives? Have you explored the viability of the cooperative model? Are there any established cooperatives for the production of Jerusalem Artichokes? Are there other cooperative models that you are trying to emulate? Clarify, if true, that from the perspective of your business, the purpose of the cooperatives would be to facilitate the supply raw material for the MDUs that you sell and license to process. Please do not limit your response and revised disclosure only to the questions posed in this continent. These questions are only examples of the matters you may need to address. As your relationship with these cooperatives appears to be critical to you business, you must describe the key aspects of the relationship-whether existing or proposed-in the prospectus.

Response: We respectfully note the Staff's comment. In order to fully address your comment, we added an entire section entitled "Farm Cooperative Business Strategy," on the marked page 27.


7. On page 26 you state that "The Company plans to hire third parties (this will be done by the cooperative), who will harvest the grown product." This statement appears to contradict itself. Please correct it.

Response: We replaced the sentence on page 26 that stated "The Company plans to hire third parties (this will be done by the cooperative), who will harvest the grown product." with the following sentence, "The Company plans to control the harvesting of the crop via the management agreements with the cooperatives."



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Federal Small Producer Credit, page 29
--------------------------------------

8. We note your response to comment 15 in our letter dated October 14, 2010. You still have included on page 29 of the prospectus the statement that "[y]our anticipated capacity is 100 million gallons annually." As this statement appears to be inapplicable to the business you have now described to us, please tell us why you continue to include this statement in the prospectus.

Response: We also agree that this statement is inapplicable to our business model, and we have deleted this statement on the marked copy of page 29.


Sales and Marketing, page 30
----------------------------

9. We note your response to comment 13 in our letter dated November 10, 2010. Please revise your disclosure to explain what the benefit is to your company to engaging in your inner city program. Please explain your strategy.


Response: We have added the following disclosure to explain the benefit of engaging in inner city programs: "The USDA has identified the inner cities of the US as lacking in the availability of fresh produce. This is the basis of the Inner City Foods Program which will provide grants of up to $300,000 for the production of produce in the inner city by non-profit organizations. Additionally these areas have a supply of unemployed non-skilled workers and they are usually located near the industrial areas of communities. This provides an opportunity to utilize the resources of redevelopment agencies, USDA, and State unemployment programs to produce clean energy and jobs for the inner city inhabitants." See on page 30, second paragraph under Sales and Marketing.


Patents, Trademarks,..., page 31
--------------------------------

10. We note your response to comment 17 in our letter dated October 14, 2010. In view of the fact that Mr. Lusk, as the 50% owner of Green Global Systems, LLC, would indirectly receive 50% of any settlement amount you pay to Green Global Systems, LLC in order to obtain the necessary rights to the MDU, please tell us why you state Mr. Lusk will not receive any consideration for the MDU.

Response: Supplementally, the funds will be used to zero out the capital accounts of the other members. There will be no funds in excess of the capital accounts. Any settlement pertains to the other members of Green Global Systems, LLC and does not include Mr. Lusk.


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


Legal Proceedings, page 33
--------------------------

11. We note your revised disclosure. Please revise your disclosure further to state clearly, if true, that Green Global Systems, LLC is seeking payment of $94,000 from your president, James Lusk. Please further clarify your disclosure to explain why you are negotiating the settlement of this claim against your president and why, if true, you will raise and use company funds to satisfy his personal claim.

Response: We have revised the disclosure on page 33 to state, "There is not a claim against the President of JA Energy, Inc. The $94,000 is a reimbursement of funds expended by Green Global Systems, LLC. The costs cover the research and development of the MDU based on Mr. Lusk's patent as well as $35,000 for the manufacturing of a unit. Consultants paid by Green Global Systems, LLC all signed non-compete non-circumvention agreements. To re-create another base of consultants to provide what has been previously provided will require time and resources. . . . .The Company believes that the purchase of this information is the most economical use of resources."


12. Your disclosure here suggests that Mr. Lusk is no longer a member of Green Global Systems, LLC. Your disclosure on page 34 states that Mr. Lusk owns 50% of Green Global Systems, LLC. Please revise your disclosure to resolve this inconsistency.

Response:   Under Legal Proceeding on page 33, we revised the disclosure to resolve the inconsistency that Mr. Lusk owns 50% of Green Global Systems, LLC.


Certain Relationships and related Transactions, page 38
-------------------------------------------------------

13. We note your revised disclosure about Mr. Lusk. Please revise your disclosure to include the settlement negotiations with Green Global Systems, LLC discussed on page 33, note that Mr. Lusk owns 50% of Green Global Systems, LLC, and that as a result of the negotiations the company would be indirectly paying to Mr. Lusk 50% of any settlement amount it pays to Green Global Systems, LLC.

Response: Per our response to comment 10 above, the funds will be used to zero out the capital accounts of the other members, which does not include Mr. Lusk. Since Mr. Lusk would not benefit from any settlement, this was not included under "Certain Relationships and related Transactions," on page 38.






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


Mr. Ganem, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

JA Energy

By:  /s/  James Lusk
---------------------------------
          James Lusk
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel




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